Exhibit 99. (2)(k)(3)

FORM OF EXPENSE LIMITATION AGREEMENT

THIS AGREEMENT dated as of [ ], 2023, is made and entered into by and between MEKETA INFRASTRUCTURE FUND, a Delaware statutory trust (the “Fund”), and MEKETA CAPITAL, LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Adviser has been appointed the investment adviser of the Fund pursuant to an Investment Management Agreement dated as of November 8, 2023 by and between the Fund and the Adviser (the “Investment Management Agreement”); and

WHEREAS, the Fund and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Fund;

NOW, THEREFORE, the Fund and the Adviser hereby agree as follows:

1. The Adviser agrees, subject to Section 2 hereof, to (i) reduce the fees payable to it under the Investment Management Agreement (but not below zero) and/or (ii) pay any operating expenses of the Fund, to the extent necessary to limit the operating expenses of the Fund (exclusive of brokerage commissions and other similar transactional expenses (including fees, legal costs and brokerage commissions associated with the acquisition and disposition of primary interests, secondary interests, co-investments, and other investments), interest (including interest incurred on borrowed funds and interest incurred in connection with bank and custody overdrafts), other borrowing costs and fees including interest and commitment fees, taxes, acquired fund fees and expenses, litigation and indemnification expenses, judgments, and extraordinary expenses) to the annual rate (as a percentage of the average daily net assets of the applicable class of shares of the Fund) of:

Class I Shares:	2.00%
Class II Shares:	2.15%
Class III Shares:	1.90%

2. The Fund agrees to pay to the Adviser (i) the amount of fees that, but for Section 1 hereof, would have been payable by the Fund to the Adviser pursuant to the Investment Management Agreement and (ii) the amount of the operating expenses of the Fund that the Adviser paid pursuant to Section 1 hereof (collectively, “Deferred Fees and Expenses”), subject to the limitations provided in this Section 2. Such repayment shall be made monthly, but only if the operating expenses of the Fund (exclusive of brokerage commissions and other similar transactional expenses, interest (including interest incurred on borrowed funds and interest incurred in connection with bank and custody overdrafts), other borrowing costs and fees including interest and commitment fees, taxes, acquired fund fees and expenses, litigation and indemnification expenses, judgments, and extraordinary expenses), without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets of the applicable class of shares of the Fund) of less than the lower of (a) the annual rate of 2.00% for Class I Shares, 2.25% for Class II Shares, and 1.60% for Class III Shares and (b) the annual expense limitation rate in effect with respect to such class of shares at the time of the repayment. Furthermore, the amount of Deferred Fees and Expenses paid by the Fund in any month with respect to a class of shares shall be limited so that the sum of (I) the amount of such payment and (II) the other operating expenses of the Fund with respect to such class of shares (exclusive of brokerage commissions and other similar transactional expenses, interest (including interest incurred on borrowed funds and interest incurred in connection with bank and custody overdrafts), other borrowing costs and fees including interest and commitment fees, taxes, acquired fund fees and expenses, litigation and indemnification expenses, judgments, and extraordinary expenses) do not exceed the lower of (x) the annual rate of 2.00% for Class I Shares, 2.25% for Class II Shares, and 1.60% for Class III Shares and (y) the annual expense limitation rate in effect with respect to such class of shares at the time of the repayment.

Deferred Fees and Expenses shall not be payable by the Fund with respect to a class of shares to the extent that the amounts payable by the Fund with respect to such class of shares pursuant to the immediately preceding two sentences during the period ending three years after the end of the month in which such Deferred Fees and Expenses are incurred are not sufficient to pay such Deferred Fees and Expenses.

3. The initial term of this Agreement (the “Initial Term”) shall be for a period commencing on the date first above written and ending on [ ]. This Agreement shall be renewed automatically for successive periods of one year after the Initial Term, unless written notice of termination is provided by the Adviser to the Fund not less than ten (10) days prior to the end of the then-current term. No such termination shall affect the obligation (including the amount of the obligation) of the Fund to repay amounts of Deferred Fees and Expenses with respect to periods prior to the date of such termination. The Board of Trustees of the Fund may terminate this Agreement at any time on not less than ten (10) days’ prior notice to the Adviser. This Agreement may be amended at any time only with the consent of both the Adviser and the Board of Trustees of the Fund.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

MEKETA INFRASTRUCTURE FUND FUND

By:
	Name:	Michael Bell
	Title:	President

MEKETA CAPITAL, LLC

By:	Meketa Investment Group, Inc., as sole member
By:
	Name:	Stephen P. McCourt
	Title:	Co-Chief Executive Officer